VIA EDGAR

June 2, 2026
Division of Corporation Finance
U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Re:
Post-Effective Amendment No. 1 to Form S-1, File No. 333-290920
Filed on February 13, 2026
Request for Withdrawal

Ladies and Gentlemen:

Pursuant to Rule 477 under the Securities Act of 1933, as amended, Aeon Acquisition I Corp., a Cayman Islands exempted company (the “Company”), hereby respectfully requests to withdraw its Post-Effective Amendment No. 1 to Form S-1 (File No. 333-290920), which was filed with the Securities and Exchange Commission (the “Commission”) on February 13, 2026.

The Company is requesting this withdrawal because the Company has decided not to proceed with the transaction as described in the filing and instead filed a new Form S-1 on April 10, 2026 reflecting the revised transaction terms. The Company confirms that no securities were sold pursuant to the Post-Effective Amendment to Form S-1 filed on February 13, 2026.

We request that the Commission consent to this withdrawal as soon as possible. Please send all correspondence and notices to Alexandria Kane of Loeb & Loeb, akane@loeb.com, (212) 407-4017.

Thank you for your consideration.

Sincerely,

/s/ Demetrios Mallios
Demetrios Mallios
Chief Executive Officer and Director

Aeon Acquisition I Corp.